Exhibit 21.1

Watson Pharmaceuticals, Inc.
Subsidiaries of the Company
As of March 1, 2007

Name	Jurisdiction of Incorporation
Watson Laboratories, Inc.	Nevada
Watson Laboratories, Inc.	New York
Watson Laboratories, Inc.	Delaware
Watson Pharma, Inc.	Delaware
Watson Laboratories, Inc	Connecticut
Watson Laboratories Caribe, Inc.	Delaware
Nicobrand Limited	Northern Ireland
Watson Laboratories, Inc.—Arizona	Delaware
The Rugby Group, Inc.	New York
Anda, Inc.	Florida
Anda Pharmaceuticals, Inc. (d/b/a Watson Laboratories — Florida)	Florida
Andrx Corporation	Delaware
Andrx Pharmaceuticals, Inc.	Florida
Andrx Therapeutics, Inc. (d/b/a Watson Laboratories — Florida)	Florida
Valmed Pharmaceutical, Inc.	New York
Makoff R&D Laboratories, Inc.	California
R&D Ferrlecit Capital Resources, Inc.	California